

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

April 28, 2009

VIA U.S. MAIL AND FAX (415) 645-4124

Mr. Kevin J. Yeaman
Chief Executive Officer
Dolby Laboratories Inc.
100 Potrero Avenue
San Francisco, CA 94103-4813

> **RE:** **Dolby Laboratories Inc.**
> **Form 10-K for the Fiscal Year Ended September 26, 2008**
> **Filed November 21, 2008**
> **File No. 1-32431**

Dear Mr. Yeaman:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director